June 8, 2015.

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc.
Pre-Effective Amendment No. 1 to Registration
Statement on Form S-1
SEC File No. 333-203998

Dear Ms. McHale:

On behalf of Avenue Financial Holdings, Inc. (the “Company”), we hereby electronically transmit for filing with the Securities and Exchange Commission (“Commission”), Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 on behalf of Avenue Financial Holdings, Inc., which has been marked to indicate changes from the Registration Statement filed with the Commission on May 8, 2015.

This letter responds to the comments of the staff of the Commission received by letter, dated May 21, 2015, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

Form S-1 Cover Page

1. Please check the Rule 415 box on cover page and include the Rule 415 undertakings in Part II, Item 17 of this registration statement.

Response

The Rule 415 box has been checked on the cover page and the Rule 415 undertakings have been added to Item 17 of Part II of the Registration Statement

Kathryn McHale

Securities and Exchange Commission

June 8, 2015

Selling Securityholders – page 11

2. With respect to selling security holders who are not natural persons, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the Notes to be offered by these security holders. For guidance, please refer to CDI 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response

Footnotes 1 and 2 have been amended and Footnotes 3 and 4 have been added to the table of Selling Shareholders on page 11 of the prospectus to provide the requested disclosure,

Plan of Distribution, page 17

3. Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

Response

Additional disclosure has been added to page 17 of the prospectus in response to this comment.

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 615-252-2341.

Very truly yours,

/s/ John W. Titus

John W. Titus

Enclosures